SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 17 December, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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17 December 2016

BP p.l.c. share issuance

BP has today separately announced that it has been awarded a 10% working interest in the concession for Abu Dhabi's onshore oil interests. The consideration for the transaction is intended to be satisfied through the issuance by BP p.l.c. of 392,920,353 new ordinary shares, par value US$0.25 each, to be held on behalf of the Government of Abu Dhabi.

As at 16 December 2016, the issued share capital of BP p.l.c. comprised 19,078,998,760 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

Treasury shares are not taken into consideration in relation to voting at shareholder meetings.

The ordinary shares to be issued in connection with this transaction will be issued at a price of £4.47 per ordinary share1, which price was determined by reference to an agreed prior pricing period for BP's ordinary shares.

The issuance of the new ordinary shares in connection with this transaction is subject to an application for the admission of those shares to the Official List of the Financial Conduct Authority and to trading on the main market for listed securities of the London Stock Exchange plc ("Admission"). It is expected that Admission will occur within 5 business days.

Following Admission, the issued share capital of BP p.l.c. will comprise 19,471,919,113 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held and the total number of voting rights in BP p.l.c. will be 19,477,001,613.

These new ordinary shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of US$0.25 each in BP p.l.c., including the right to receive dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue.

Note:

1 -     The issue price is based on the average US$/£ exchange rate over the agreed pricing period.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 17 December 2016
/s/ J. BERTELSEN
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J. BERTELSEN
Deputy Company Secretary